James Lopez

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission
Washington, DC 20549

August 20, 2021

Re:	Seismic Capital Company

Amendment No. 5 to Offering Statement on Form 1-A/A
Filed August 4, 2021
File No. 024-11376

Dear Mr. Lopez:

On behalf of Seismic Capital Company, I hereby request qualification of the above-referenced offering statement at 2pm Eastern time on August 27, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Steven Weinstein

Steven Weinstein

Chief Executive Officer

Seismic Capital Company